Pacificap Entertainment Holdings, Inc.
9150 Wilshire Boulevard, Suite 242
Beverly Hills, California 90212

February 1, 2007

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacificap Entertainment Holdings, Inc. (the “Company”)
Registration Statement on Form SB-2
Initially Filed January 31, 2006
File No. 333-131396

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company requests this withdrawal due to a change in circumstances in the Company’s business activities. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Gregory Sichenzia at (212) 930-9700.

Thank you for your assistance in this matter.

PACIFICAP ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Mark Schaftlein
Mark Schaftlein
President